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+1 (415) 268-7197

September 7, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Westbrook / Erin Jaskot – Legal Christine Torney / Sharon Blume – Accounting

Re:	Krystal Biotech, Inc.
Registration Statement on Form S-1,
As Amended and Filed September 7, 2017
File No. 333-220085

Ladies and Gentlemen:

On behalf of our client, Krystal Biotech, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, we are submitting this letter in response to comments received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2017 (the “September 6 Letter”) in connection with the Company’s prior correspondence with the Staff dated August 31, 2017 (the “August 31 Letter”). The Company is also publicly submitting to the Commission, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement first publicly filed on August 21, 2017 (the “Registration Statement”). Amendment No. 1 reflects updated information relating to the Company and the proposed offering, including price range information and recent developments, as well as revisions which seek to address the Staff’s comment in its September 6 Letter. For reference purposes, the comment contained in the Staff’s letter dated September 6, 2017 is reproduced below in bold type and the corresponding response is shown below the comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

Securities and Exchange Commission

September 7, 2017

Page | 2

Management’s Discussion and Analysis of Financial Condition and Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation, page 60

1.	The number of shares underlying options granted in May and June 2017 and the weighted average exercise price per share of the June 2017 grants as presented in the table in your response letter do not agree to the table on page 56 of your Form S-1 filed August 21, 2017. Please tell us the reason for these discrepancies and revise your form S-1 and/or cheap stock analysis accordingly.

Response to Comment 1:

The Registration Statement reflected grants of 3,000 options in May 2017 and 7,211 options in June 2017. Upon further review, the Company determined that two awards totaling 3,000 options in the aggregate that were included in the 7,211 June option grant total, were approved by the Company’s Board of Directors in May at an exercise price of $11.07 per share. Following approval of the awards, the recipients of the awards delayed commencement of their employment until June. The Company determined that these 3,000 share awards should properly be accounted for as a May 2017 grant, rather than a June 2017 grant, and this determination was reflected in the table and related discussion included in the August 31 Letter. The table on page 60 of Amendment No. 1 has been revised to reflect the information provided in the August 31 Letter, as adjusted for a 4.5-to-1 stock split as described in Amendment No. 1.

The $27.71 weighted-average exercise price per share of the June 2017 grants as presented in the Registration Statement was calculated on the basis of 3,000 options granted at $11.07 per share and 4,211 options granted at $39.57 per share. The reclassification of the 3,000 share option awards from June 2017 to May 2017 resulted in the weighted-average exercise price of June grants being $39.57 per share, as presented in the August 31 Letter. The table on page 60 of Amendment No. 1 has been revised accordingly (as adjusted for a 4.5-to-1 stock split as described in Amendment No. 1).

In addition, we note for clarity that there was a scrivener’s error in a table presented in the August 31 Letter, where the weighted-average estimated fair value per share of common stock of the May 2017 grant was presented at $11.07 per share. This was a scrivener’s error and should have been $36.01 per share, as accurately reflected and discussed on page 7 of the same August 31 Letter. This number, as adjusted for the 4.5-to-1 stock split, appeared correctly on page 56 of the Registration Statement and also appears on page 60 of Amendment No. 1.

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Securities and Exchange Commission

September 7, 2017

Page | 3

We hope that the foregoing has been response to the Staff’s comments and will provide you with marked copies of Amendment No. 1 to expedite your review. If you have any questions about this letter or require any further information, please call John W. Campbell at (415) 268-7197.

Very truly yours,

/s/ John W. Campbell

John W. Campbell

cc:	Krish S. Krishnan, Krystal Biotech, Inc.
Christine Westbrook, Securities and Exchange Commission
Erin Jaskot, Securities and Exchange Commission
Christine Torney, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission